Exhibit 99.1

Contacts:

ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for July 2024

Passenger traffic increased year-on-year by 15.4% in Colombia and 10.5% in Puerto Rico, and declined 11.1% in Mexico

Mexico City, August 5, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for July 2024 reached a total of 6.4 million passengers, representing a decrease of 1.7% compared to July 2023.

Passenger traffic presented year-on-year increases of 15.4% in Colombia and 10.5% in Puerto Rico, while Mexico reported an 11.1% decrease. Passenger traffic growth in Colombia was driven by increases of 26.9% in international traffic and a 12.3% in domestic traffic. Puerto Rico reported growth in domestic and international traffic, up 9.5% and 17.4%, respectively. Passenger traffic in Mexico posted decreases of 9.4% and 12.7% in domestic and international traffic, respectively.

All figures in this statement reflect comparisons between the period from July 1 to July 31, 2024 and from July 1 to July 31, 2023. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary
	July		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	3,987,375	3,545,600	(11.1)	25,758,497	25,235,650	(2.0)
Domestic Traffic	1,975,305	1,790,033	(9.4)	12,024,729	11,302,123	(6.0)
International Traffic	2,012,070	1,755,567	(12.7)	13,733,768	13,933,527	1.5
San Juan, Puerto Rico	1,275,216	1,408,958	10.5	7,381,113	8,140,218	10.3
Domestic Traffic	1,113,320	1,218,928	9.5	6,606,075	7,227,852	9.4
International Traffic	161,896	190,030	17.4	775,038	912,366	17.7
Colombia	1,265,600	1,460,549	15.4	8,540,528	9,363,792	9.6
Domestic Traffic	995,418	1,117,757	12.3	6,894,598	7,316,422	6.1
International Traffic	270,182	342,792	26.9	1,645,930	2,047,370	24.4
Total Traffic	6,528,191	6,415,107	(1.7)	41,680,138	42,739,660	2.5
Domestic Traffic	4,084,043	4,126,718	1.0	25,525,402	25,846,397	1.3
International Traffic	2,444,148	2,288,389	(6.4)	16,154,736	16,893,263	4.6

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Mexico Passenger Traffic
		July		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,975,305	1,790,033	(9.4)	12,024,729	11,302,123	(6.0)
CUN	Cancun	1,118,655	940,874	(15.9)	6,721,717	5,805,786	(13.6)
CZM	Cozumel	24,040	19,972	(16.9)	101,967	138,696	36.0
HUX	Huatulco	71,528	70,876	(0.9)	497,825	427,022	(14.2)
MID	Merida	288,074	287,335	(0.3)	1,900,813	1,886,237	(0.8)
MTT	Minatitlan	12,276	14,228	15.9	71,988	80,998	12.5
OAX	Oaxaca	147,588	134,948	(8.6)	811,986	876,234	7.9
TAP	Tapachula	49,506	53,483	8.0	296,648	352,911	19.0
VER	Veracruz	150,024	138,412	(7.7)	874,437	885,446	1.3
VSA	Villahermosa	113,614	129,905	14.3	747,348	848,793	13.6
International Traffic		2,012,070	1,755,567	(12.7)	13,733,768	13,933,527	1.5
CUN	Cancun	1,898,642	1,637,174	(13.8)	12,934,144	13,010,812	0.6
CZM	Cozumel	42,172	32,836	(22.1)	309,773	341,986	10.4
HUX	Huatulco	2,192	2,993	36.5	77,299	102,898	33.1
MID	Merida	28,440	32,253	13.4	197,539	220,849	11.8
MTT	Minatitlan	887	771	(13.1)	4,835	4,165	(13.9)
OAX	Oaxaca	25,173	28,700	14.0	126,805	144,098	13.6
TAP	Tapachula	1,482	1,651	11.4	10,925	8,101	(25.8)
VER	Veracruz	10,044	15,999	59.3	56,375	80,455	42.7
VSA	Villahermosa	3,038	3,190	5.0	16,073	20,163	25.4
Traffic Total Mexico		3,987,375	3,545,600	(11.1)	25,758,497	25,235,650	(2.0)
CUN	Cancun	3,017,297	2,578,048	(14.6)	19,655,861	18,816,598	(4.3)
CZM	Cozumel	66,212	52,808	(20.2)	411,740	480,682	16.7
HUX	Huatulco	73,720	73,869	0.2	575,124	529,920	(7.9)
MID	Merida	316,514	319,588	1.0	2,098,352	2,107,086	0.4
MTT	Minatitlan	13,163	14,999	13.9	76,823	85,163	10.9
OAX	Oaxaca	172,761	163,648	(5.3)	938,791	1,020,332	8.7
TAP	Tapachula	50,988	55,134	8.1	307,573	361,012	17.4
VER	Veracruz	160,068	154,411	(3.5)	930,812	965,901	3.8
VSA	Villahermosa	116,652	133,095	14.1	763,421	868,956	13.8

US Passenger Traffic, San Juan Airport (LMM)
	July		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	1,275,216	1,408,958	10.5	7,381,113	8,140,218	10.3
Domestic Traffic	1,113,320	1,218,928	9.5	6,606,075	7,227,852	9.4
International Traffic	161,896	190,030	17.4	775,038	912,366	17.7

Colombia Passenger Traffic Airplan
		July		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		995,418	1,117,757	12.3	6,894,598	7,316,422	6.1
MDE	Rionegro	728,744	844,675	15.9	5,137,010	5,452,915	6.1
EOH	Medellin	113,192	104,251	(7.9)	682,134	703,121	3.1
MTR	Monteria	103,118	121,808	18.1	740,937	843,203	13.8
APO	Carepa	16,948	15,036	(11.3)	117,789	102,685	(12.8)
UIB	Quibdo	31,330	28,394	(9.4)	202,645	194,955	(3.8)
CZU	Corozal	2,086	3,593	72.2	14,083	19,543	38.8
International Traffic		270,182	342,792	26.9	1,645,930	2,047,370	24.4
MDE	Rionegro	270,182	342,792	26.9	1,645,930	2,047,370	24.4
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,265,600	1,460,549	15.4	8,540,528	9,363,792	9.6
MDE	Rionegro	998,926	1,187,467	18.9	6,782,940	7,500,285	10.6
EOH	Medellin	113,192	104,251	(7.9)	682,134	703,121	3.1
MTR	Monteria	103,118	121,808	18.1	740,937	843,203	13.8
APO	Carepa	16,948	15,036	(11.3)	117,789	102,685	(12.8)
UIB	Quibdo	31,330	28,394	(9.4)	202,645	194,955	(3.8)
CZU	Corozal	2,086	3,593	72.2	14,083	19,543	38.8

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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